SEA BREEZE POWER CORP.

Second Quarter 2005

MANAGEMENT DISCUSSION AND ANALYSIS
(To be read in conjunction with the Consolidated Financial Statements)

Written 29 August 2005 for the period ending 30 June 2005

MANAGEMENT DISCUSSION AND ANALYSIS

This Management Discussion and Analysis (“MD&A”) for the three-month period ending June 30, 2005 was written on August 29, 2005, and should be read in conjunction with the financial statements dated August 29, 2005 for the quarter ending June 30, 2005. The purpose of the MD&A is to provide Management’s perspective on the performance of the Company, to provide background material, and to enhance understanding of the industry and the Company’s prospects.

Table of Contents:

Overall performance

Sea Breeze Power Corp.’s General Business and Operations

Wind Energy Farms and Investigative Permits

High Voltage Transmission

Environmental Permitting

Meteorological Services

Remote Energy Management Systems

Power Storage

Wind Energy Industry Trends (General Background Material)

Global Wind Industry Status

Canadian National Wind Status

British Columbia’s Wind Status

Status of Sea Breeze Power Corp.’s Major Projects

High Voltage Transmission

Environmental Assessment Review Process

The Knob Hill Wind Farm

Hydro Electric Projects

Key Risks and Mitigation

Selected Financial Information

Selected Annual Information

Results of Operations

Summary of Quarterly Results

Liquidity

Capital Resources

Related Party Transactions

Financial Instruments and Other Instruments

Additional Information

OVERALL PERFORMANCE

GENERAL BUSINESS and BUSINESS OBJECTIVES
Sea Breeze Power Corp. (“the Company”) is engaged in the development of renewable energy projects, along with the development of underwater, direct current transmission lines. The Company has been active in the energy development sector since 1990. Current focus is on wind energy and high-voltage transmission, with other activities consisting of the development of run-of-river hydro, remote power generation and energy storage.

The corporate mission of Sea Breeze is to become the leading private sector provider of renewable energy in Canada.

WIND ENERGY – UTILITY SCALE WIND FARMS
The Company’s leading prospect, in terms of its advancement through the environmental assessment process, is the Knob Hill Wind Farm, located approximately 35 km west of Port Hardy on northern Vancouver Island. A status report on the Knob Hill Wind Farm is contained below. Four additional properties (Shushartie, Hushamu, God’s Pocket, and Nimpkish One) have been the subject of environmental studies, in anticipation of applications for environmental assessment review being submitted. As well, the five properties have been the subject of wind analysis and/or monitoring programs since mid-2003. The remaining properties have had preliminary studies conducted.

Seventeen of the Company’s prospective sites are located on northern Vancouver Island. One site is an “offshore” site located in southern end of the Georgia Strait adjacent to a southern suburb of Vancouver. Ten sites are located in south-central British Columbia, in the region of the Thompson Plateau near the Okanagan Valley. Finally, 26 sites are located along the BC Midcoast.

Sea Breeze Energy Inc., a wholly owned subsidiary of Sea Breeze Power Corp. since April 16, 2003, was the first company in British Columbia to apply for government lands for wind farm development, and the first wind energy company to be accepted into British Columbia’s comprehensive environmental assessment process. The Company is presently holding “Investigative Permits” on a total land base of over 200,000 hectares of Crown land in British Columbia.

A list of the Company’s prospective wind properties available for disclosure as of April 15, 2005 can be found in Table 1. (The Company is constantly reviewing available data and seeking other potential sites. When fully executed Investigative Land Use permits are in hand disclosure of acquisition is made).

SITE NAME	GENERAL LOCATION	AREA (Ha)
Ashnola Forest	Okanagan	4,579
Barton Hill	Okanagan	1,090
Bouleau Mountain	Okanagan	3,184
Dome Rock	Okanagan	2,120
Fly Hill	Okanagan	1,090
Mount Chapperon	Okanagan	4,555
Pattison Lake	Okanagan	4,880
Simem Creek	Okanagan	4,961
Tahaetkun Mountain	Okanagan	4,050
Trepanage Plateau	Okanagan	4,803
Goodspeed	northern Vancouver Island	4,781
Great Bear	northern Vancouver Island	4,232
Pemberton Hills	northern Vancouver Island		3,945
Wolverine	northern Vancouver Island		4,598
Franklin Range	northern Vancouver Island	3,927
God’s Pocket	northern Vancouver Island	3,687
Hushamu 1-4	northern Vancouver Island		995
Nimpkish Block 1	northern Vancouver Island	3,427
Nimpkish Block 2	northern Vancouver Island	1,964
Shushartie North	northern Vancouver Island	4,735
Shushartie South	northern Vancouver Island	5,000
Windy Ridge	northern Vancouver Island		731
Knob Hill	northern Vancouver Island	4,509
Tatnall Reefs	northern Vancouver Island	1,765
Banks 1	Mid Coast		4,974
Banks 2	Mid Coast		4,977
Banks 3	Mid Coast		4,994
Aristazabel 1-11	Mid Coast		52,322
Price 1-4	Mid Coast		16,721
Cape Caution 1	Mid Coast		5,300
Cape Caution 2	Mid Coast		4,900
Cape Caution 3	Mid Coast		5,000
Cape Caution 4	Mid Coast		4,900
Cape Caution 5	Mid Coast		4,900
Calvert 1	Mid Coast		4,927
Calvert 2	Mid Coast		5,000
Calvert 3	Mid Coast		4,900
Roberts Bank	Georgia Strait		9,237
TOTAL HECTARES			216,660

HIGH VOLTAGE DIRECT CURRENT TRANSMISSION SYSTEMS
While developing large-scale wind farms, Sea Breeze Power Corp. recognized the need for additional transmission capability in the Coastal areas, both in Canada and the United States. Sea Breeze Power Corp. believes that the development of low-impact underwater transmission cables which connect strong wind regimes with strong electricity markets in the United States will encourage the full development of renewable energy in BC.

To this end, Sea Breeze formed a relationship with Boundless Energy LLC, of York Harbor, Maine, in 2004, to explore merchant possibilities in the transmission of power. Together they founded Sea Breeze Pacific Regional Transmission System, Inc., a company incorporated in British Columbia, Canada. Boundless Energy LLC is an expert in HVDC (High Voltage Direct Current) transmission, which is an alternative to the present standard of alternating current high voltage transmission lines.

The advantages of HVDC are minimized line losses over significant distances, better grid protection from cascading power outages, and the lack of fluctuating electromagnetic fields, which is an especially valuable attribute in submarine environments.

Sea Breeze Pacific’s intention in this area of activity is to leverage the inexpensive, front-end value of the project creation into a future carried interest requiring minimal investment of resources.

WIND ENERGY – ENVIRONMENTAL PERMITTING
The Company has an intangible asset in the form of expertise held by its team of employees and consultants. The Environmental Assessment Application produced for the Knob Hill Wind Farm represents a “first” for a wind farm in BC, both in terms of the federal and the provincial assessment processes. Since the Company’s application was the first to receive approval, the Company was an active participant in shaping provincial government policy around wind farm development. The experience gained in this process will, in the opinion of management, be invaluable in the development of all future wind farms in the province. The Company intends to keep the team of employees and consultants intact during future environmental work.

The Company has also gained significant industry experience about all other pertinent permitting processes. These include construction permits, waste managements permits, fisheries permits, and electrical permits, among others.

RENEWABLE ENERGY – METEOROLOGICAL SERVICES
The Company also has an intangible asset in the form of experience in the appropriate locating, engineering, construction, and operation of meteorological towers and the associated instruments of measurement. Seven towers are currently being monitored on Vancouver Island, providing valuable wind data, including measurements of wind speed, temperature, pressure, and humidity at various heights. This data is all proprietary to the Company. The Company’s meteorology department has become skilled in the analysis of this data, and in the strategic planning of wind measurement and simulation methods. No other local wind developer has conducted a comparable level of wind analysis.

The Company has recently expanded its in-house expertise in wind resource measurement to offering consulting services in this area to third parties interested in investigating specific local wind resources.

On March 17, 2004, Sea Breeze Power Corp., in association with Dillon Consulting Limited, and Helimax Energy Inc., announced the award of a contract from the District of Squamish, British Columbia to perform a pre-feasibility study for a wind energy project.

RENEWABLE ENERGY – REMOTE ENERGY MANAGEMENT SYSTEMS
The introduction of renewable wind energy into remote and isolated areas has historically faced a content limitation of about 20% due to the fluctuating voltages caused by the intermittency of the wind resource. (A similar problem is also faced by utilities attempting to integrate large amounts of wind energy into local grid systems.) Advances in power electronics and control systems have recently permitted larger content for small systems. Additionally, advances in utility scale electricity storage systems have further enhanced the ability of wind to generate a larger percentage of the energy in remote communities, conceivably to the point where the standard diesel generators that are commonly used would only be relied upon to provide back-up power. The convergence of these two areas of technological improvement has created new opportunities for renewable energy companies.

Through the identification of complementary new power technologies, and by building relationships with the companies controlling those technologies, the Company has positioned itself as a systems integrator in an effort to capitalize on these new opportunities.

The Company’s affiliation with VRB Power Systems Inc., a manufacturer of utility-scale energy storage systems, improves the Company’s prospects for success in this area.

POWER STORAGE
Electricity is conventionally perceived as a product that must be consumed as it is produced. Storage allows upgrading of the electrical product, allowing demand requirements to dictate the generation schedule. Storage also opens the door for arbitrage between low demand, and peak demand “time-of-day” and seasonal demand markets. Finally, storage also helps address the inherent intermittency of renewables such as wind and solar energy. Large hydroelectric dams represent one of the few presently available mechanisms that can be harnessed for this purpose.

It appears likely that generation and storage of hydrogen will eventually play a key role as a new storage modality for utility scale electricity. To date, the Company has directly invested a very modest amount of money investigating the potential of this area, and also acquired a 33% equity interest in Standard Hydrogen, Inc., a newly incorporated Ontario corporation. Standard Hydrogen Inc., managed by hydrogen industry professionals, is a research firm studying hydrogen storage and integration systems. While a major commitment of funds by the Company to this area of research is not presently anticipated, due to the upside that this avenue of research could yield for the renewable energy industry in general, it remains the Company’s intention to continue to allocate modest resources as required to maintain an interest in this area.

WIND INDUSTRY STATUS: GLOBAL, NATIONAL, PROVINCIAL

STATUS OF THE GLOBAL INDUSTRY
The international wind power industry has seen tremendous and steady growth since 1990.
This growth has been driven in large part by technological improvements to wind turbine technology. Electricity from wind is now price competitive with electricity generated by conventional means. Global concern about climate change and greenhouse gas emissions, which resulted in the Kyoto Protocol, has also assisted in the development of the industry.

Worldwide, by the end of 2004 just fewer than 50,000 megawatts of wind generating capacity had been installed, enough electricity for well over fifteen million households in the developed world. This development represents a significant increase over the installed capacity of 2003. In 2004, the countries with the highest installed capacity were Germany, Spain and the USA, while Denmark leads the world in terms of per capita wind energy consumption, with approximately 20% of households there meeting their electricity requirements through wind.1 The European Wind Energy Association estimates worldwide installed wind energy capacity growth rate will continue to average around 23% per year for the next 16 years, and that by 2020 wind power will be able to provide 12% of the world’s electricity needs.

STATUS OF THE NORTH AMERICAN MARKET
An expanding climate of deregulation in the electric power industry, coupled with strongly growing demand for electricity has created momentum in North America for new electric power generating capacity. Natural gas powered turbines have been the power source of choice throughout this growth period, however volatility in the price of natural gas has in turn stimulated renewed interest in renewable sources of electric power, such as run-of-river hydroelectric plants and wind farms. Interestingly, environmental concerns about climate change and greenhouse gas emissions seem to now only play a supporting role in the trend toward renewable energy sources. The huge price fluctuations of natural gas and oil since the late 1990s have wreaked havoc on the long-term planning of electricity providers. The price stability offered by renewable energy sources, whose primary operating expenses are extremely low (relative to natural gas and coal generating plants), has become extremely attractive. Notwithstanding, many jurisdictions have “renewable portfolio standards” requiring a defined percentage of new production to be generated by emission free facilities. These two driving factors are leading electricity providers throughout North America to the same product offered by Sea Breeze Power Corp.: price-stable electricity from renewable sources offered through long term contracts. This product is attractive in the USA, which has not signed the Kyoto Protocol, and in Canada, which has. Sea Breeze Power Corp. is positioned to develop electricity-generating projects to serve both markets.

STATUS OF THE CANADIAN MARKET
Canada presently has 444 MW of wind generating capacity2 installed, enough to power approximately 145,000 households. The majority of the installed capacity can be found in Alberta and Québec.

This status is constantly changing. Various initiatives have been announced over the past year including contracts for a 990 MW wind project in Québec3. The Province of Manitoba has announced a goal for 1000 MW of wind power, and government of Ontario, in its effort to meet election promises of shutting down Ontario Hydro Power Generation’s coal-fired plants, has also announced a 1000 MW “green” call4 on top of their 300 MW “green” call in 20045. Calgary, Alberta, the North American city with the highest number of oil company head offices outside of Texas, has a rapid transit system with the moniker “Ride The Wind!” All energy for the electrically powered surface light rail transit network in the City of Calgary comes from wind turbines.

The Company believes it is only a matter of time before the British Columbia government and BC Hydro decide to add wind power to their portfolio in a meaningful way. Please visit www.seabreezepower.com for links to industry and government sources for further information.

The Canadian federal government supports the wind industry through the Wind Power Production Incentive (WPPI), a subsidy to wind power producers that was increased in 2005 to 4000 MW.6 Additionally, the Company noted with approval with following statement in the Speech From the Throne on October 5, 2004: The Canadian Government “will ... engage stakeholders in developing comprehensive approaches to encourage increased production and use of clean, renewable energy ... [building] on efforts already underway, including support for wind-power production in Canada, stimulated by a quadrupling of the Wind Power Production Incentive.”

STATUS OF THE BRITISH COLUMBIA MARKET
As yet, there are no commercial wind turbines installed in British Columbia; however, an estimated 400,000 hectares of Crown lands are under application for development of wind farms.

Since 2001, there has been a dramatic improvement in the market for British Columbia based independent power producers (“IPPs”), due to the following three factors:

•	BC Hydro has commenced active purchase calls for power generated by IPPs, including an anticipated call for spring 2006;

•	Provincial government energy policy has been introduced to ensure fair transmission access for IPPs, thereby facilitating sale of privately generated electricity to large domestic customers and to the export market;

•	Demand has grown specifically for renewable energy as both public and private stakeholders have begun to acknowledge not only the reality of climate change, but also the dominant role in climate change played by fossil fuels consumed for electric power generation.

In 2002 the Government of BC unveiled a program of restructuring BC Hydro, the province’s public power utility. Under the new paradigm, separate entities now exist for the generation and transmission of electricity. While the transmission network will remain a publicly owned and operated venture (which is now known as the British Columbia Transmission Corporation — BCTC), new generation outside of large hydro will be obtained from IPPs such as Sea Breeze Power Corp.

The Government has set a target that 50% of all new generation will be from clean sources.

There are many factors that make BC an ideal location for utility-scale wind farms, and include the following:

•	a high quality wind resource;

•	close proximity to U.S. grids;

•	a strong demand for electricity in the local market;

•	an impending decrease in the supply of electricity;

•	an abundance of under-employed skilled labour; and

•	an environmentally aware population.

The Western Electricity Coordinating Council (WECC) predicts a 2.5% increase per year in peak demand for the Northwest Power Pool (which includes BC) through 2011. In 2002 the peak energy demand on Vancouver Island was 2,000 MW. Less than 700 MW of this total was generated on the Island itself – transmission links to the mainland making up the shortfall. The combination of systems is currently sufficient to deliver the amount of energy consumed. This arrangement becomes strained, however, when peak capacity is required on the Island. According to BC Hydro, Vancouver Island is expected to face a peak electricity supply shortfall of approximately 400 MW by 2011.

1 Danish Wind Industry Association Website: http://www.windpower.org/en/stats.htm, as of May 2005

2 Canadian Wind Energy Association Website: www.canwea.ca, as of May 2005

3 Hydro Quebec, October 4, 2004 Press Release http://www.hydroquebec.com

4 Ontario Ministry of Energy, 19 April, 2005 News Release www.energy.gov.on.ca

5 Ontario Ministry of Energy, 28 April, 2004 News Release            www.energy.gov.on.ca

6 Natural Resources Canada News Release, February 2005 Federal Budget www.nrcan-rncan.gc.ca/media/newsreleases/2005/200512a_e.htm

The BC Utilities Commission (“BCUC”), the arms-length agency set up by the provincial government to oversee the electricity generating entities in the province, during discussions and hearings regarding the provision of electricity to Vancouver Island, recorded from industry submissions a range of unit energy costs for a combined cycle natural gas generating station (the industry standard for comparison purposes) as follows (average costs over the life of the project):

• • •	Lower cost scenario: 6.9 cents/kWh Midrange cost: 8.6 cents/kWh Higher cost scenario: 10.3 cents/kWh[7]

In its 2002 study of wind energy potential in BC, Helimax Energy Inc. estimated that good wind sites in the province (wind of 8 m/s) could produce electricity at a levelized cost of approximately 6.5 cents/kWh, and that this price would drop to 6 cents/kWh by 2011.

For BC, therefore, the Company perceives an opportunity to provide electricity at a competitive price. Also, because wind turbine developments have operating costs that are much lower than natural gas generating stations (because there is no cost for the “fuel”), the Company is willing to enter into long term contracts to supply electricity at rates that are price-stable. As such, the Company believes its product will continue to grow in its attractiveness.

Certain wind turbine equipment is exempt from BC’s provincial sales tax, reducing capital costs.

The Company has several important advantages over other renewable energy companies in BC. The Company was the first to receive an Environmental Assessment Certificate for a wind farm, and has expertise and significant investments in wind data gathering. The Company’s competitive advantage is further enhanced by the size of its property inventory, the quality of its sites, its industry and government contacts, and a high level of understanding of the market.

The recent BC electricity restructuring has opened up the market to allow IPPs to sell power to large industrial customers and certain municipalities. Access has also opened up to the U.S. market through the regional transmission system.

Sea Breeze will target the U.S. energy market through Power Purchase Agreements (“PPAs”) with power brokers, marketers, and utilities. The Company is investigating the feasibility of exporting large blocks of power to California, which currently has a requirement that investor-owned utilities provide 20% of their electricity by 2010 from renewable sources.

In order to market their product within BC, IPPs must currently enter into PPAs for direct sale of electricity with BC Hydro, large industrial users, or certain jurisdictions. Negotiations are ongoing with municipal governments and industrial users on Vancouver Island for the sale of the Company’s electricity.

The Company also intends to participate in BC Hydro’s upcoming call for energy in the fall of 2005.

Sea Breeze is campaigning for a mandatory renewable portfolio standard (“RPS” – a legislated requirement that a portion of the electricity come from renewable sources with a specific target implementation date) in the BC market to stimulate interest in the development of renewable energy resources in the province. Discussions are also ongoing with BC Hydro and BCTC regarding the best way to integrate the Company’s power into the provincial grid.

The U.S. spot market is open for IPPs from BC. However, the Company is focusing more on long-term contracts as opposed to short-term spot market sales. As well, some transmission constraints currently exist for spot market sales to the U.S. The Company is actively developing alternative routes into the U.S. market.

STATUS OF SEA BREEZE POWER CORP.’S MAJOR PROJECTS

THE JUAN DE FUCA TRANSMISSION PROJECT
The Company entered into a joint venture agreement with Boundless Energy LLC, of York Harbor, Maine, in 2004, and jointly controlled the development of the Juan de Fuca transmission line, which is proposed to run from Victoria, BC, Canada (Vancouver Island) to the US mainland.

On April 7, 2005, Sea Breeze Power Corp. announced a development loan agreement for up to US $8 million signed with Energy Investors Fund’s US Power Fund, L.P., in regard to the Juan de Fuca Cable development. The development is composed of two 550 MW high voltage direct current (“HVDC Light®”) submarine transmission cables that will bridge Victoria, British Columbia, with Port Angeles, Washington State.

The Development Loan Agreement provides for convertible debt up to an aggregate amount of US $8 million, to be advanced by US Power Fund, L.P. to Sea Breeze Pacific Juan de Fuca Cable, LP, a special purpose entity, equally owned by Sea Breeze Power Corp. and Boundless Energy NW, Inc., of York Harbor, Maine (an affiliate of Boundless Energy, LLC). The development funding is being used to advance the international permitting and system interconnection impact studies for the project, which are already well in progress.

Recent Developments
A structured bidding round for transmission capacity and ancillary services made available by the new cables—referred to in the industry as an “Open Season”—is scheduled to be held in September 2005. The Open Season process, and subsequent negotiations with the selected parties, will be advised by the Seattle based investment banking firm Capital Access, and the New York based project finance department of Société Générale’s Corporate and Investment Bank.

THE ENVIRONMENTAL ASSESSMENT REVIEW PROCESS
New legislation enacted effective January 1, 2003 has fundamentally changed the environmental assessment review process in British Columbia.

Under the old (1996) BC Environmental Assessment Act, process dictated that an application would be accepted, following which “specifications” were developed, defining the scope and content of study and material required for a thorough assessment of impacts. Field studies and preliminary design work would be conducted during the subsequent phase of the process, often being significantly influenced in process through ongoing discussions with government agencies. The time frame within which issues might be studied in preparation for review was measured in years.

Under the new Act, a project is formally acknowledged by the Environmental Assessment Office (“EAO”) as being subject to review. Terms of Reference are then developed in cooperation with the EAO and the various responsible government agencies, and include a process for consultation with the general public and First Nations. The Terms of Reference define the scope and content of the application to follow. The application eventually submitted ideally contains sufficient information on which to assess the environmental and social impact of the proposed project in an informed manner. Following acceptance of the Terms of Reference (which essentially becomes a contract between the Company and the EAO) fieldwork and preliminary design work is conducted.

The “application” is not accepted until the formal review process commences, at which time all information required under the Terms of Reference to conduct a full assessment has been conducted and assembled.

Upon submission of the application, the EAO inspects the application to ensure inclusion of all items required under the Terms of Reference. This “screening” period lasts 30 days. Presuming all is in order, the 180-day “formal review” period begins.

The 180 day review period is concluded by delivery of a recommendation by the EAO to the Ministers of Energy and Mines, Sustainable Resource Management, and Water, Land and Air Protection for either acceptance or rejection of the application. The three ministers ultimately determine the issue of acceptance or rejection, on a discretionary basis, within 45 days of receiving the recommendation from the EAO.

STATUS OF THE KNOB HILL WIND FARM
Knob Hill was the first wind project in British Columbia to enter the new EA review process in June 2003.

The commencement of the formal review process for Knob Hill began on March 10, 2004 and notification of acceptance was issued on 29 September 2004.

An increase in the projected capacity for Knob Hill (450 MW versus 270 MW), from early disclosure about the project, reflects the rapid rate of improvements in the technology of wind energy. The original calculations were made on the basis of 150 turbines, each with capacity of 1.8 MW. A new 3 MW model has since become commercially available, and has been adopted as the proposed technology, subject to further engineering studies.

HYDROELECTRIC PROJECTS – GENERAL
The Company had interests in three hydroelectric projects in its portfolio. The interest in the Kwoiek Creek Project transferred in December 2004, after closing a settlement agreement leading to the Company receiving $450,000. The proposed installed capacity of the remaining two active projects are as follows:

Cascade Heritage Power Project Slollicum Creek Joint Venture	25.0 MW 3.5 MW

The current regulations of the BC Environmental Assessment Act (“BCEAA” or “the Act”) have a threshold of 50 MW for requirement of review.

At the time of application for the Cascade Heritage Power Project; however, the threshold was 25 MW. Accordingly, the Cascade Heritage Power Project is subject to review under the Act.

Permitting for the Slollicum Creek Joint Venture is processed through Land and Water BC Inc. The LWBC process is similar to that of the BCEAA, however somewhat simpler.

STATUS OF THE CASCADE PROJECT
In 1991, Powerhouse Developments Inc. (“PDI”), a wholly owned subsidiary of the Company, submitted an application to the Ministry of Environment, Lands and Parks under the “Small Hydro Electric Projects” to develop the Cascade Heritage Power Park Project. The site of the proposed project was on land owned by the Company, which it had acquired in 1990. The property had previously served as the site of a hydroelectric generating plant built in 1898.

In December 1993, PDI submitted an Energy Project Certificate Application to the Ministry of Energy, Mines, and Petroleum Resources. During the subsequent review, requirements for design changes and additional environmental information were met.

In March 1995, PDI submitted a proposal to BC Hydro to develop the Cascade Project for sale of the electrical output to BC Hydro.

7 BC Utilities Commission decision 8 September, 2003 http://www.bchydro.com/rx_files/vigp/vigp8387.pdf

Additional environmental work was carried out in 1998 and 1999, following changes to the Provincial Government permitting process, which required the project to be considered for a Project Approval Certificate (“PAC”) under the British Columbia Environmental Assessment Act (“BCEAA”).

In accordance with the BCEAA, a Project Approval Certificate Application was submitted to the EAO in May 1999.

On December 30, 2002, the Environmental Assessment Act S.BC 2002 c43 was proclaimed, and the former act of 1996 was repealed. On the same date, Transition Order #02-02 for the Cascade Heritage Power Project was issued.

The current application for the Cascade Project (under the new Act) was accepted for formal review on November 18, 2003, however, at the request of the Company, the review period has been suspended pending completion of responses to the agency and public comment period. As of August 29, 2005 the status has not changed, since the Company is still engaged in addressing those agencies’ and the public’s comments.

STATUS OF SLOLLICUM CREEK JOINT VENTURE
In 1989, Pretty’s Timber Company Ltd. made an initial proposal to BC Hydro in respect to development of hydroelectric power on Slollicum Creek, located on the eastern shore of Harrison Lake, on the north side of the Fraser Valley.

In 1992, a second proposal was made to BC Hydro.

In 1993, Pretty’s Timber applied for a water license and review under the Energy Project Review Process, on the basis of environmental work conducted by Triton Environmental Consultants Ltd. and H. A. Simonds.

Powerhouse Developments Inc. formed an 80/20 joint venture with Pretty’s Timber in 1994. (Pretty’s Timber was subsequently purchased by Lakeside Pacific Forest Products Ltd.). Also in 1994, an agreement in principle was reached with BC Hydro for the purchase of power. Over subsequent years, discussions were held with prospective engineering and construction firms.
In 2001, an assessment of the project was conducted by new management of the Company.
November 21, 2003, a submission was made to Land and Water BC Inc. under the new proponent application name of Harrison Lake Hydro Inc. renewing the application of the original water license application and requesting LWBC to proceed with review of the application. As of May 30, 2004, the status of the project has not changed.

Due to a greatly improved climate for independent power production, the project presently appears to have a higher chance of success than at any time in the past.

KEY RISKS AND MITIGATION

Predictability of Wind Resources
Risk: The presence of high wind speeds is never completely predictable, and random fluctuations could result in prolonged low wind speeds.
Mitigation: Sea Breeze is currently taking direct wind measurements at numerous sites. One year’s data is the industry standard for determining the viability of a wind energy site, as the total annual energy produced at most wind farms differs from the mean by only 7-10% on average.

Intermittent Nature of Wind Energy
Risk: Although annual accumulated wind power at a given site is quite constant, wind energy on a moment-to-moment basis is intermittent.
Mitigation: The worldwide model to address this issue is to associate large wind projects with a form of energy storage: large hydroelectric storage dams. BC is fortunate to have abundant hydroelectric generation, which provides an excellent complement for wind generation. When wind speeds produce power sufficient to meet current demand, dams can be shut off, allowing water to store in the reservoirs. This excess water can later be used when wind generation is insufficient to meet demand. For small wind projects, storage devices can include a battery bank, a water cistern, a flywheel, or a hydrogen tank. The Company is also collaborating with VRB Power Systems of Vancouver to couple VRB’s energy storage systems with wind energy.

Grid Capacity and Access
Risk: In order to operate wind farms, the Company must enter into generator interconnection and interconnection facilities agreements with BCTC. These agreements apply to interconnection equipment and operation of the projects, for the purposes of transferring energy to the main power grid and maintaining reliable and safe grid operation. The regulatory framework governing the transmission of power in British Columbia is expected to change significantly with the implementation of the Government of British Columbia’s new energy policy and the adoption of new policies and procedures of BCTC.
Mitigation: Following modest upgrades, there will be ample capacity on the Vancouver Island grid and on the connection from the Island towards the Mainland. Transmission capacity is not anticipated to be an issue for at least the first several hundred megawatts of wind development on northern Vancouver Island.

Operating Risk

Risk: Equipment breakdowns, or equipment not performing to specifications.
Mitigation: The Company aims to enter into maintenance/availability contracts with the chosen supplier. These contracts guarantee a certain level of performance and availability, and are standard in the wind energy industry.

Construction Risk

Risk: Construction of the Company’s sites will involve activities such as road building, foundation building and the erection of towers. The quality of foundation work is critical as it is a lever point for the wind turbine towers. Besides quality of work, keeping the project on schedule is another key aspect of successful construction.
Mitigation: Construction risk is not seen as major risk in onshore wind developments. The Company will hire qualified engineers and contractors who understand the requirements of this type of work, and who have a track record in on-time completion of projects.

Price Fluctuations

Risk: Fluctuations in electricity prices may present a risk to Sea Breeze’s ongoing revenues.
Mitigation: The Company will enter into long term Power Purchase Agreements with customers.

Green Credits
Risk: The market for green credits is still developing, with inconsistencies among jurisdictions and uncertainty as to the future status of the market.
Mitigation: Although the market for green credits is an evolving market, the Company feels the evolution is favouring the Company. As discussed above, many jurisdictions in the US and Canada have implemented Renewable Portfolio Standards (RPS) (which are key in determining the value of Renewable Energy Certificates), and other jurisdictions are planning to follow suit.

Land Title

Risk: The Company must ensure clear title to the lands on which it proposes to operate. The Company’s wind farm development projects are on lands for which there exists asserted aboriginal title. These land claim issues presently remain unresolved.
Mitigation: The Company has an in-house tracking system in place to monitor the status of Land Use Permits, Licences of Occupancy, and related applications, with the BC government. The Company has an obligation under the Knob Hill Environmental Assessment Certificate to consult First Nations who have land claims that overlap the Company’s project sites. To that end, the Company is engaged in active and formal discussions with the Quatsino First Nation and the Tlatlasikwala First Nation and intends to continue meaningful consultations with both groups. In addition, discussions are ongoing with both First Nations to reach agreement on community benefits relating to the Company’s presence on northern Vancouver Island.

Obtaining Necessary Permits, Licenses and Approvals
Risk: Commencement of construction on each of the projects may be delayed by failure to secure the necessary permits, licences, and approvals in a timely manner. In particular, the Company’s wind energy projects are subject to the Environment Assessment Act of British Columbia, which requires the submission of environmental impact assessments. Water Licences and Project Approval Certificates must also be obtained for Sea Breeze’s run of river projects, requiring a number of updated applications to the Ministry of the Environment, Lands and Parks. In addition, certain activities (road building, electrical transmission, etc.) associated with these energy projects require a number of permits and licences.
Mitigation: The Company was the first company in BC to receive an Environmental Assessment Certificate from the provincial government for a wind farm. The receipt of this Certificate was the result of a thorough analysis and conscientious approach taken by the Company with regard to wind farm development in BC. It is the opinion of management that no organization or entity is better positioned nor more thoroughly prepared for all possible eventualities related to the permitting process for wind farms than the Company. Indeed, efforts were made during the Knob Hill EA process to ensure the Company could use the process information gathered as a template for future permitting processes.
In this regard, the Company maintains close working relationships with the Federal and Provincial agencies that will review its various applications. As a result, the Company is fully aware of the current state of regulatory affairs. In the Knob Hill assessment and permitting process, the Company also presented the project to other stakeholders in the area – forestry and mining companies, airports, military operations, etc. – in order to identify any conflicts at an early stage. Management believes goodwill was developed through this activity, and may benefit the Company in the future.
Also, the Company monitors wind farm developments worldwide. The Company is encouraged in a general sense by the rapid growth and maturity of the international wind energy industry, and this encouragement extends to the permitting process as well.

Wildlife
Risk: Bird mortality was a problem with older turbine models that had lattice towers (where birds could perch), fast spinning blades (sometimes hundreds of rotations per minute (“RPMs”)), and downwind blades (where the blades are downwind of the tower).
Mitigation: Modern turbines have smooth tubular towers and smooth perchless nacelles. They also typically spin at a modest 15 — 22 RPMs, which maximizes power output while also sparing birds. The Company intends to use this modern technology. Extensive field studies and literature reviews are also being conducted to properly assess the impact on wildlife, and minimize any potential negative impacts.

Community and First Nations Issues
Risk: Community and First Nations groups may object to the placement of wind energy sites.
Mitigation: The Company is well aware of the importance of consulting with local communities, municipal and regional councils, and First Nations before undertaking large scale projects such as Knob Hill. For this reason, the Company undertook three rounds of public meetings in the region of the proposed Knob Hill Wind Farm, as well as distributing various forms of informational material and soliciting public feedback. The Company anticipates that, with adequate information, the Company’s projects have a greater probability of receiving public support. The Company is committed, on an ongoing basis, to investigating any potential concerns articulated by members of the public and to adequately address the concerns raised.

SELECTED ANNUAL INFORMATION
FOR FISCAL YEARS ENDING DECEMBER 31,
2004
	2004			2003			2002
Net Sales		$9,900	$	—	$	—
Income/(loss) before discontinued Operations and extraordinary items,
- in total		$(2,776,962)	$	(3,656,004)		$(935,950)
- on a per-share basis		(0.06)		(0.11)		(0.08)
- on a diluted per-share basis		(0.06)		(0.11)		(0.08)
Net Income/(loss)
- in total		$(2,776,962)	$	(3,656,004)		$(935,950)
- on a per-share basis		(0.06)		(0.11)		(0.08)
- on a diluted per-share basis		(0.06)		(0.11)		(0.08)
Total Assets		$9,717,422	$	7,107,089	$	7,179,741
Total long-term financial liabilities		$854,525	$	810,885	$	1,288,743
Cash dividends declared per share for each class of share	$	N/A	$	N/A	$	N/A

In comparison of the latest financial year end of December 31, 2004 with the 12 months ended December 31, 2003, the Company increased total assets by $2,610,333, which is mainly due to the Company capitalizing $1,057,926 in further costs for the wind farm project developments and hydroelectric project developments. The Company also issued further special warrants with a fair value of $134,700 as additional consideration for the purchase of 100% of the shares of Sea Breeze Energy Inc., which have been capitalized and allocated to the acquired wind farm projects initially acquired as of April 16, 2003.

RESULTS OF OPERATIONS

Expenditures allocated to the development of the Company’s projects are deferred until the projects commence commercial construction. Until such time, the project expenditure allocations are capitalized and shown on the financial statements as assets. The project amounts capitalized during the six months ended June 30, 2005 were $172,099 for the Cascade Project and $253,845 for the wind farm projects and $773,604 for the transmission projects.

33.9% ($86,073) of the expenditures for wind farm projects were spent for Knob Hill. The funds expended were primarily for collection and assessment of environmental and meteorological data. 14.5% ($36,888) were spent to continue developing the wind farm projects of God’s Pocket, Hushamu, Shushartie, Windy Ridge, and Newcastle Ridge. The expenditures on those sites were a combination of meteorological testing and environmental field studies required to be completed for eventual application for environmental assessment review. Corresponding costs were project consulting, professional fees and project administration costs, necessary to design and install improved meteorological towers (i.e. more resilient to wind inflicted stress, improved instruments for automated data transmission, advanced software for analysis of wind data, etc). 51.5% ($130,883) of expenditures for wind farm projects were spent to apply and secure new wind farm projects, and to further the application and meteorological review process for other sites for which applications have already been submitted.

During the six months ended June 30, 2005, 95.7% of all expenditures for hydroelectric projects went to the Cascade Project, mainly to pay for professional fees related to project consulting and for project engineering services, rendered by the Vice-President of Project Development. Project expenditures were necessary to maintain the status of the project. The remainder of $7,373 (4.3%) were spent on the Slollicum hydro-electric project.

During the six months ended June 30, 2005, the Company incurred $6,686 in project related expenses providing services for a wind farm feasibility study to the District of Squamish, British Columbia.

General and administration expenses totaled $1,701,451 and increased by $447,707 (35.7%) compared to the previous year’s comparative quarter end.

The following expense categories contributed to the increase:

•	Accounting expenses increased by $44,878, filing fees increased by $2,876, and legal fees increased by $21,741, mainly due to the Company successful registration process with US Securities and Exchange Commission.

•	Salary expenses increased by $130,670, due to the Company hiring more staff including employing previously engaged consultants, which also contributed consulting expenses to decrease by $2,355 and public relations and travel expenses to decrease by $31,005.

•	Office expenses increased by $9,985 due to a larger office space than in previous years and more supplies needed to feed increased activities in report writing, distributing and duplicating reports, and preparing required public meetings held for environmental assessment process purposes.

•	Stock based compensation expense increased by $308,446 due to more stock options vesting than the previous year and latest stock option grants were higher priced with shorter terms, which also contributed to increased compensation expenses.

SUMMARY OF QUARTERLY RESULTS FOR THE QUARTERS ENDING:
	Jun. 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004

Net Sales or total revenues	$—	—	—	—
Income/(loss) before discontinued operations and extraordinary items,
- in total	$(859,538)	(845,045)	(1,355,372)	(651,125)
- on a per-share basis	$(0.03)	(0.01)	(0.01)	(0.01)
- on a diluted per-share basis	$(0.03)	(0.01)	(0.01)	(0.01)
Net Income/(loss)
- in total	$(859,538)	(845,045)	(865,373)	(651,125)
- on a per-share basis	$(0.03)	(0.01)	(0.02)	(0.01)
- on a diluted per-share basis	$(0.03)	(0.01)	(0.02)	(0.01)
	Jun. 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sep. 30, 2003

Net Sales or total revenues	$—	9,900	—	—
Income/(loss) before discontinued operations and extraordinary items,
- in total	$(696,917)	(563,547)	(901,545)	(375,673)
- on a per-share basis	$(0.02)	(0.01)	(0.03)	(0.01)
- on a diluted per-share basis	$(0.02)	(0.01)	(0.03)	(0.01)
Net Income/(loss)
- in total	$(696,917)	(563,547)	(2,545,623)	(375,673)
- on a per-share basis	$(0.02)	0.01	(0.07)	(0.01)
- on a diluted per-share basis	$(0.02)	0.01	(0.07)	(0.01)

Significant in the summary of the previous eight quarters is the write off of $1,641,548 for the Kwoiek Creek hydroelectric project in the 4th quarter of 2003, which was reduced by $499,999 in gains during 4th quarter of 2004, due to a settlement agreement with the successors of the Kowiek Creek Project and the revenues of $9,900 in the quarter ending March 31, 2004 showing income derived from the first phase of a service agreement with the District of Squamish, British Columbia to develop a feasibility study for a community based wind energy generation project.

LIQUIDITY

As of June 30, 2005, the working capital was negative by $178,416. The majority of the Company’s liabilities are comprised of unsecured advances and current interest due to significant shareholders of the Company, who have historically provided most of the financing that the Company has received.

Revenue from wind farm projects is not expected to begin until 2007 at the earliest, and from the hydroelectric projects until 2008 at the earliest. Present and emerging trends in the industry indicate strong future demand for the Company’s anticipated production, and, notwithstanding that there can be no assurance that further financing, either equity or debt, will always be available to the Company, management has confidence in the Company’s ability to attract further financing.

The Company continues discussions with a number of arms-length prospective investors in regard to the possible arrangement of debt and/or equity financing for the Company.

The only contractual obligation for the Company is an operating lease copier as shown in the table below:

Contractual Obligations as of June 30, 2005
	Payments Due by Period
Operating Leases	Total	Less than	1 - 3	4 - 5	After 5
		1 year	years	years	years
Copier	$14,580	$3,240	$9,720	$1,620

	$14,580	$3,240	$9,720	$1,620	$—

CAPITAL RESOURCES

New installations of renewable generation equipment (wind or hydroelectric) typically cost in the range of US$ 1,200,000 per megawatt installed. By extension, a 100 MW farm would cost approximately US$ 120,000,000.

Typically, the majority of the funding required for project construction (50% — 80%) comes in the form of “senior debt”. Sources of senior debt generally require environmental assessment approval and a “power purchase agreement” in place prior to advancing funds.

The amount of project financing not covered by senior debt usually requires an investment of equity, provided by the developer, partners, or a purchaser of the project.

Funding for renewable energy projects has been growing in availability in British Columbia over the past few years due to favourable changes in government policy (introduced in November 2002) and growing recognition of the positive contribution that renewable energy will bring to the issue of global climate change.

The Company is in discussion with a number of arms-length parties who have expressed interest in participation in wind farm investments, however, as of June 30, 2005, no commitments have been given or made.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2005, the Company had the following transaction with related parties:

•	$90,000 (2004 — $108,240) in consulting fees to companies controlled by directors of the Company.

•	$45,420 (2004 — $38,370) in engineering services to an officer of the Company. Included in accounts payable and accrued liabilities is $9,662 (2004 — $7,897)

•	The Company paid $36,000 (2004 — $48,000) to a company related to a director for public relations and governmental advisory services.

•	The Company paid $31,200 (2004 $Nil) in wages to the Company’s Vice President of Environmental Affairs, which has been capitalized as project related activities

•	$229,412 (2004 – 190,127) in loans and accrued interest payable to related parties, unsecured, due on demand and interest bearing at 10% per annum.

•	As at June 30, 2005, accrued convertible debenture interest payable in shares included $116,077 (2004 — $89,210) owing to directors or companies controlled by directors.

•	The Company charged a company related by a common officer and common director $1,500 (2004 — $3,000) in rent.

•	The Company paid or accrued $36,000 (2004 — $Nil) to a company controlled by an officer of the Company for financial services provided. Of that amount, $9,493 (2004 — $Nil) has been capitalized as project costs and the balance of $26,507 is included in accounting expense.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In the past, including the six months ended June 30, 2005 the Company has used convertible debentures, stock options, warrants, and unsecured loans as financial instruments to support its project developments.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company is to be found on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

MISCELLANEOUS
During the six months ended June 30, 2005, the Company has not been party to any legal proceedings. Other than as previously disclosed above, and in the financial statements related to the periods discussed herein, the Company has no material contracts or commitments. Achievement of the Company’s future business objectives is reliant upon receipt of regulatory approval from a number of government agencies, both provincial and federal. There is no guarantee as to the eventual receipt of such approvals.